LAW OFFICES

HORGAN, ROSEN, BECKHAM & COREN

A LIMITED LIABILITY PARTNERSHIP

SUITE 200

23975 PARK SORRENTO

CALABASAS, CALIFORNIA 91302-4001

(818) 591-2121

FACSIMILE (818) 591-3838

www.hrbc.com

September 24, 2014

VIA EDGAR

Ms. Kathryn McHale

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	CU Bancorp
Registration Statement on Form S-4 filed August 20, 2014 (File No. 333-198257)
Form 10-K for the Fiscal Year Ended December 31, 2013 filed March 13, 2014
(File No. 001-35683)

Dear Ms. McHale:

CU Bancorp, a California corporation (“Registrant”), is submitting this letter in response to your letter to Mr. David I. Rainer, dated September 16, 2014, regarding Registrant’s Registration Statement on Form S-4, as filed with the Securities and Exchange Commission (the “Commission”) on August 20, 2014 (the “Registration Statement”). Contemporaneously herewith, Registrant has filed a pre-effective amendment to the Registration Statement (the “Amendment No. 1”) which amends the Registration Statement to address certain of the comments contained in your letter as detailed below.

Please note that the following corresponds to the numbered items listed in the Staff’s letter. Capitalized terms not otherwise defined herein shall have the same meanings ascribed to them in the Registration Statement, as amended. The text taken from the Staff’s letter is in bold with our responses following.

Registration Statement on Form S-4

General

1.	Please fill in the blanks that do not contain pricing-related information in your next amendment.

RESPONSE: Registrant respectfully advises the Staff that certain of the blanks that do not contain pricing –related information in Amendment No. have been completed, except as to information relating to or calculated as of a date after the filing date of Amendment No. 1 and references to page numbers.

Mr. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

September 24, 2014

Q: What will happen if I sign and return my proxy card without indicating…, page 6

2.	Please revise to clarify that submitting a blank proxy card prohibits asserting dissenters’ rights.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on page 6 of Amendment No. 1 in response to this comment.

Q: Do 1st Enterprise shareholders have dissenters’ rights…, page 7

3.

Please revise to clarify that dissenting shareholders must vote against the merger, abstain from voting or not return the proxy. Make corresponding revisions to the related disclosure on pages 19 and 116.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on pages 8, 20, and 121 of Amendment No. 1 in response to this comment.

Q: What are the U.S. federal income tax consequences…, page 8

4.	Please remove the following phrases from this section:

—	“[w]e intend that”; and
—	“[p]rovided that the merger qualifies”.

Also make corresponding revisions to the related disclosure on page 140.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on pages 8, 13 and 145 of Amendment No. 1 in response to this comment.

1st Enterprise Dissenters’ Rights…, page 19

5.	Please revise to provide the address to which the dissenting shareholders’ written notice of intent to dissent must be sent.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on page 20 of Amendment No. 1 in response to this comment.

Mr. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

September 24, 2014

Risk Factors, page 38

General

6.

The purpose of the risk factors section is to discuss the most significant factors that make the offering speculative or risky. It is not intended to be a place for the Company to offer assurances. However, you make several references to the Company’s inability to offer assurances throughout this section. As examples only, refer to the penultimate risk factor on page 47, the first and third risk factors on page 53, and the first risk factor on page 59. Instead of stating the Company’s inability to make assurances, please revise these portions of the risk factors section to merely state the material risks that exist due to the uncertainties addressed.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on pages 52, 53, 54 and 59 of Amendment No. 1 in response to this comment.

CU Bancorp and 1st Enterprise will incur significant transaction…, page 39

7.	Please revise to quantify, to the extent you are able, the transaction and integration costs in connection with the merger.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on page 39 of Amendment No. 1 in response to this comment.

CU Bancorp and 1st Enterprise Bank Joint Proposal No. 1

The Merger Agreement and the Merger

Background of the Transaction and CU Bancorp’s Reasons…, page 75

8.

We note your disclosure that on January 10, 2014, a “brief conversation occurred” between David Rainer, the CEO of CU Bancorp, and John C. Black, the CEO of 1st Enterprise, in which the possible merger of the two banks was discussed for the first time. Please revise to clarify whether Mr. Rainer initiated the discussion with Mr. Black regarding a possible merger or vice versa.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on page 75 of Amendment No. 1 in response to this comment.

9.

Please revise to discuss in greater detail why the CU Bancorp board of directors decided to pursue a business combination with 1st Enterprise rather than the other “possible strategic partners” referenced in the last paragraph on page 75. In particular, please clarify:

Mr. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

September 24, 2014

—	the number of other “possible strategic partners” contacted by CU Bancorp or Sandler O’Neill; and
—	if applicable, what the other parties did after being contacted, i.e., whether they responded or not, the date of any such response, etc.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on pages 75 through 76 of Amendment No. 1 in response to this comment.

10.

We note your disclosure on pages 77 – 78 and 83 – 84 that on May 8, 2014 and over the ensuing weeks, the parties circulated the first draft and several subsequent drafts of the merger agreement prior to approval of the final agreement on June 2, 2014. Please disclose in greater detail the terms that were negotiated, revised and agreed upon. Also discuss any negotiations between the parties of the deal protection provisions, including the amount of termination fees to be paid by CU Bancorp and 1st Enterprise, respectively.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on page 77 – 78 and on pages 84-85 of Amendment No. 1 in response to this comment.

11.

Please revise the fourth full paragraph on page 81 to clarify why, following the initial meeting held on December 13, 2013 between representatives of 1st Enterprise and Institution B, neither party initiated requests for any further meetings or discussions.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on page 82 of Amendment No. 1 in response to this comment.

12.

Please revise the first paragraph on page 83 to disclose in greater detail the “employee retention programs and business and operational changes” required by Institution D as part of any transaction with 1st Enterprise.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on page 83 of Amendment No. 1 in response to this comment.

13.	We note your disclosure on page 83 that:

—	Cabrera and Associates provided supplemental information to CU Bancorp with respect to the loan portfolio of 1st Enterprise; and
—	AuditOne, LLC provided supplemental information to 1st Enterprise with respect to the loan portfolio of California United Bank, including a final credit report dated on or about May 15, 2014.

Please revise your discussion of the above to include all of the information required by Item 4(b) of Form S-4. If applicable, please also file any report, opinion or appraisal as an exhibit in

Mr. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

September 24, 2014

accordance with Item 21(c) of Form S-4. If you do not believe that such disclosure is required, please explain your conclusion to us.

RESPONSE: Registrant and 1st Enterprise respectfully submit that the loan review report completed by Cabrera and Associates (“Cabrera”) on behalf of Registrant and by AuditOne, LLC (“AuditOne”) on behalf of 1st Enterprise (collectively, the “Loan Reviews”) are not reports, opinions or appraisals that materially relate to the merger and, therefore, their disclosure is not required by Item 4(b) of Form S-4. Item 4(b) of Form S-4 provides as follows: “If a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus, furnish the same information as would be required by Item 1015(b) of Regulation M-A (229.1015(b) of this chapter).” (Emphasis added). Similarly, Item 1015(a) of Regulation M-A provides as follows: “State whether or not the subject company or affiliate has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction, including, but not limited to: Any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the transaction to the issuer or affiliate or to security holders who are not affiliates.” (Emphasis added). The “the” in Item 1015(a) indicates that a report must materially relate to the specific, individual transaction in question (in this case, the merger) for disclosure to be required, as opposed to relating to the deliberative process preceding a board’s decision to consider or pursue “a” transaction of some form with some party on terms to be determined.

The Registration Statement refers to the Loan Reviews because the commissioning of the report and the findings therein were a part of the larger deliberative process undertaken by the boards of directors of CU Bancorp and 1st Enterprise. The quality of the loan portfolios of California United Bank and 1st Enterprise were already well known to the other parties based upon a review of CU Bancorp’s public periodic filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the “Exchange Act”) and the quarterly Consolidated Reports of Condition and Income filed by California United Bank and 1st Enterprise with the Federal Deposit Insurance Corporation. These reports set forth in great detail the allowance for loan losses, the provisions for loan losses in a particular period, the allocation of the loan loss reserves among the different categories of loans and the historical loss experience in the loan portfolio. Nevertheless, as part its due diligence process, Registrant engaged in an on-site due diligence examination of 1st Enterprise’s loan portfolio utilizing its own senior credit staff and its own methodologies. Registrant engaged Cabrera to accompany Registrant’s internal credit staff and conduct an independent review of Enterprise’s loan portfolio based upon Cabrera’s own methodologies solely to corroborate the findings of Registrant’s own internal staff. Similarly, as part of its due diligence process, 1st Enterprise engaged in an on-site due diligence examination of California United Bank’s loan portfolio utilizing its own senior credit staff and its own methodologies. 1st Enterprise engaged AuditOne to accompany its internal credit staff and conduct an independent review of California United Bank’s loan portfolio based upon AuditOne’s own methodologies solely to corroborate the findings of 1st Enterprise’s own internal staff. The Loan Reviews were provided as part of the internal processes required by Cabrera and

Mr. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

September 24, 2014

by AuditOne and were not intended to be relied upon by either Registrant or 1st Enterprise and neither of their boards actually relied on such Loan Reviews in connection with their negotiation of the material terms of the merger agreement or their decision to approve the merger agreement. The Loan Reviews were not prepared with a particular analytical view towards the financial terms of the merger in particular or any transaction between Registrant and 1st Enterprise. The findings of the Loan Reviews were corroborative of the findings from Registrant’s and 1st Enterprise’s standard loan review processes and the disclosures contained in their public filings as to the credit quality of their respective loan portfolios. The commissioning of Cabrera by Registrant and of AuditOne by 1st Enterprise and the findings contained in their Loan Reviews were not considered in determining the material terms of the merger agreement as these findings merely corroborated what was already publicly known and what each of the parties concluded as to the credit quality of the loan portfolios based on their own internal due diligence examination of the other.

Both Registrant and 1st Enterprise deem the services provided by Cabrera and by AuditOne, LLC to be only advisory in nature. Accordingly, Registrant and 1st Enterprise believe the services provided by Cabrera and AuditOne were helpful to the respective companies in conducting and documenting a portion of the due diligence process for their contemplated merger, but the Loan Reviews were not used in connection with determining the exchange ratio for the merger or any other term of the merger transaction.

In light of the foregoing, both Registrant and 1st Enterprise believe that neither the fact that Cabrera was engaged by Registrant and AuditOne was engaged by 1st Enterprise to independently corroborate the findings of their stand-alone due diligence examination of the other’s loan portfolio nor their respective Loan Reviews constitute material information required to be disclosed to the shareholders of either company. Accordingly, the Registration Statement has been revised to remove all references to the Cabrera and Associates and AuditOne, LLC and the services these firms provided for Registrant and for 1st Enterprise in connection with their respective due diligence examinations. See pages 77 and 84 of Amendment No. 1.

14.

We note your disclosure on pages 88 and 99 that management of CU Bancorp and 1st Enterprise provided certain earnings estimates and/or long-term growth estimates to Sandler O’Neill and Davidson. Please provide the staff with those materials and disclose any material projections, including revenue, net income, and earnings per share for two years.

RESPONSE: Registrant respectfully advises the Staff that it is providing to the Staff under separate cover and on a confidential basis certain internal financial forecasts provided by Registrant’s management to Sandler O’Neill and certain internal financial forecasts provided by 1st Enterprise’s management to D.A. Davidson. In addition, Registrant respectfully advises the Staff that it has added sections titled “CU BANCORP AND 1st ENTERPRISE BANK JOINT PROPOSAL 1 - THE MERGER AGREEMENT AND THE MERGER - Certain CU Bancorp Unaudited Prospective Financial Information “ beginning on page 99 and “- Certain 1st

Mr. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

September 24, 2014

Enterprise Unaudited Prospective Financial Information” beginning on page 115 in response to this comment.

15.

Please provide us with any analyses, reports, presentations, or similar materials, including any board books, provided to or prepared by Sandler O’Neill and Davidson in connection with rendering the fairness opinions.

RESPONSE: Registrant respectfully advises the Staff that it is providing to the Staff under separate cover and on a confidential basis the reports prepared Sandler O’Neill and D.A. Davidson in connection with rendering their respective fairness opinions to the CU Bancorp board of directors and the 1st Enterprise board of directors at their respective board meetings on June 2, 2014.

Dissenters’ Rights of 1st Enterprise Shareholders, page 116

16.

You state that the disclosure appearing in this section “does not purport to be a complete statement of the law relating to dissenters’ rights….” Please revise to clarify, if true, that you have discussed all material terms and remove the suggestion that your disclosure is not materially complete.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on pages 120 – 121 of Amendment No. 1 in response to this comment.

United States Federal Income Tax Consequences of the Merger, page 139

17.

We note your election to file short-form tax opinions as exhibits to the registration statement. However, your disclosure in this section is not sufficient to constitute counsels’ tax opinion. We refer to your disclosure on page 140 that each of 1st Enterprise and CU Bancorp will receive a legal opinion that the merger will qualify as a “reorganization”. Please revise your disclosure to provide counsels’ opinion in the prospectus or file long-form tax opinions as exhibits.

RESPONSE: Registrant respectfully advises the Staff that Katten Muchin Rosenman LLP, special tax counsel to 1st Enterprise, and Buchalter Nemer, a Professional Corporation, special tax counsel to CU Bancorp have elected to file long-form tax opinions which are filed as Exhibits 8.1 and 8.2, respectively, to Amendment. No. 1.

18.

As a related matter, we note your disclosure on page 140 that counsels’ opinions will be based “on customary factual assumptions.” Because this discussion constitutes the opinion of counsels, any assumptions should be contained in this section.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on page 145 of Amendment No. 1 in response to this comment.

Mr. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

September 24, 2014

19.	Please remove the first sentence of the second paragraph on page 141. It is not appropriate.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on page 146 of Amendment No. 1 in response to this comment.

Executive Compensation of CU Bancorp

Summary Compensation Table, page 227

20.

We refer to footnote 3 to the Summary Compensation Table and note that certain of your named executive officers received compensation based on the “performance of CU Bancorp in 2013….” Please revise to disclose here, or elsewhere in the executive compensation section, the specific objectives used to determine compensation. Where applicable, please include quantification for each specific objective utilized in determining such payments. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on pages 234 – 235 and pages 266-267 of Amendment No. 1 in response to this comment.

CU Bancorp Proposal No. 3 - Election of Directors, page 212

21.

Please expand your disclosure with respect to each director/nominee to specifically discuss what aspects of the individual’s experience led to the conclusion that the person should serve as a director, as well as any other relevant qualifications, attributes or skills that were considered. See Item 401(e) of Regulation S-K. This comment also applies to the relevant disclosure under the section headed “1st Enterprise Bank Proposal No. 3 - Election of Directors” beginning on page 247 of the prospectus.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on pages 218 – 221 and pages 255- 257 of Amendment No. 1 in response to this comment.

Annual Incentive Awards (Bonuses) For 1st Enterprise…, page 258

22.	Refer to your disclosure in the last paragraph on page 258. Please revise your disclosure regarding “Bank Objectives” in accordance with comment 20 above. Also revise to discuss

Mr. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

September 24, 2014

in greater detail the “Individual Objectives” of each named executive officer, as referenced in the same paragraph.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on pages 266 - 267 of Amendment No. 1 in response to this comment.

Certain Relationships and Related Transactions of 1st Enterprise Bank, page 264

23.

We note that you have qualified the representations regarding the transactions covered by Item 404 of Regulation S-K in the first paragraph of this section. In particular, we note your qualification that “[i]n the opinion of the board of directors, [all loans and commitments to lend to related parties] did not involve more than the normal risk of repayment or present any other unfavorable features.” Please revisit and evaluate the transactions with related parties and revise to provide the representations contemplated by Instruction 4 to Item 404(a) without qualification.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on page 273 of Amendment No. 1 in response to this comment.

Where You Can Find More Information, page 268

24.

We note that you have not incorporated by reference into your registration statement the Form 8-K filed by CU Bancorp on February 7, 2014. Please incorporate this filing by reference into your registration statement or tell us why you are not required to do so.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on page 277 of Amendment No. 1 in response to this comment. Registrant also advises the Staff that Registrant commits to revise this section to identify any filings it makes with the SEC under Section 13(a), 13(c), 14 or15(d) of the Exchange Act before the date the Registration Statement is declared effective.

Note 3 – Loans and Allowance for Loan Losses, page F-38

25.

On page F-41, the activity in the loan and allowance for loan losses tables is apparently labeled 2013 for the 2013 activity and for the 2012 activity. Pease revise this apparent typo or tell us why you believe the disclosures are accurate.

RESPONSE: Registrant respectfully advises the Staff that it has revised the disclosure on page F-41 of the financial statements included with Amendment No. 1 in response to this comment.

Part II.

Exhibits

General

Mr. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

September 24, 2014

26.	Please file as exhibits:

—	all contracts or forms thereof entered into pursuant to the Merger, including any employment agreements; and
—	the consents of each 1st Enterprise director nominee named in the registration statement. Refer to Rule 438 of the Securities Act of 1933.

RESPONSE: All contracts or forms thereof entered into pursuant to the Merger, including any employment agreements and the consents of the remaining two 1st Enterprise director nominee named in the registration statement, Charles Beauregard and Jeffrey J. Leitzinger, Ph.D., are filed as exhibits to Amendment No. 1.

27.

Please file any missing exhibits with your next amendment or tell us when you plan to file these documents. Please provide the documents sufficiently in advance of any request for acceleration to permit the staff to review and comment on the documents, as necessary.

RESPONSE: All missing exhibits are being filed with Amendment No. 1.

Exhibit 5

28.

We note your opinion is issued “as of the date hereof” and counsel does not intend to update or supplement the opinion. Please revise this language to refer to the date of effectiveness of the registration statement or represent to the staff that you will file an updated opinion with your acceleration request.

RESPONSE: The opinion of Horgan, Rosen, Beckham & Coren, LLP has been revised to refer to the issuance date of the opinion as the date of the effectiveness of the registration statement. The revised opinion of Horgan, Rosen, Beckham & Coren, LLP is filed as Exhibit 5 to Amendment No. 1.

Exhibits 8.1 and 8.2

29.

Revise Exhibits 8.1 and 8.2 to clearly state that the discussion in the Prospectus under “CU Bancorp and 1st Enterprise Bank Joint Proposal No. 1 – The Merger Agreement and the Merger – United States Federal Income Tax Consequences of the Merger” is counsel’s opinion.

RESPONSE: The tax opinions of Katten Muchin Rosenman LLP and Buchalter Nemer, PC relating to the qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code have been revised to reflect that the discussion in the Prospectus under “CU Bancorp and 1st Enterprise Bank Joint Proposal No. 1 – The Merger Agreement and the Merger – United States Federal Income Tax Consequences of the Merger”

Mr. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

September 24, 2014

their counsel’s opinion. The revised tax opinions of Katten Muchin Rosenman LLP and Buchalter Nemer, PC are filed as Exhibit 8.1 and 8.2, respectively, to Amendment No. 1.

Exhibits 99.5 and 99.6

30.

We note that the consents of Sandler O’Neill & Partners, L.P. and D.A. Davidson & Co., filed respectively as Exhibits 99.5 and 99.6, do not comply with Rule 436(a) of the Securities Act of 1933, as the consents do not expressly state that Sandler O’Neill, in the case of Exhibit 99.5, and Davidson, in the case of Exhibit 99.6, consents to the quotation or summarization of its opinion in the registration statement. Please refile the consents with the proper representation.

RESPONSE: The consents of Sandler O’Neill & Partners, L.P. and D.A. Davidson & Co. have been revised to reflect that they consent to the quotation or summarization of their opinion in the registration statement. The revised consents of Sandler O’Neill & Partners, L.P. and D.A. Davidson & Co. are filed as Exhibit 99.5 and 99.6, respectively, to Amendment No. 1

Form 10-K for the Fiscal Year Ended December 31, 2013

General

31.	Please revise your future Exchange Act filings to address the above comments as applicable.

RESPONSE: The Company commits that its future Exchange Act filings will address certain of the comments above, as applicable.

Cover Page

32.	We are unable to locate your file number on the cover page of the Form 10-K. Please revise your future Exchange Act filings to include CU Bancorp’s file number on the cover page.

RESPONSE: The Company commits to including its file number on the cover page of future Exchange Act filings.

Report of Independent Registered Accounting Firm, page 106

33.

We note the Company’s transition from smaller reporting company to accelerated filer status this year. When a company is required to exit smaller reporting company status, it may continue to report as a smaller reporting company through the filing of the annual report on Form 10-K for that year. However, while the company may still provide scaled disclosure in the Form 10-K, as an accelerated filer, it is required to include the auditor attestation report on internal control over financial reporting required by Section 404(b) of

Mr. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

September 24, 2014

Sarbanes-Oxley. Please revise the December 31, 2013 Form 10-K to include this information or tell us why you believe it is not required to be provided.

RESPONSE: Registrant qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 ( the “JOBS Act”). Section 2(a)(19) of the Securities defines an “emerging growth company” as “an issuer that had total annual gross revenues of less than $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) during its most recently completed fiscal year. An issuer that qualifies as an “emerging growth company” will continue to be deemed an “emerging growth company” until the earliest of “(A) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more; (B) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this subchapter; (C) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (D) the date on which such issuer is deemed to be a “large accelerated filer”, as defined in section 240.12b–2 of title 17, Code of Federal Regulations, or any successor thereto.”

Registrant currently qualifies as an “emerging growth company” for the following reasons:

—	Registrant’s “total annual gross revenues” for the years 2011, 2012 and 2013 were less than $1.0 billion and were $31.1 million, $41.5 million and $57.4 million, respectively’

—

Registrant’s registration statement (Registration Statement No. 333-180739) registering shares of its common stock to be exchanged in a holding company reorganization of California United Bank and in a merger transaction with Premier Commercial Bancorp was declared effective on June 20, 2012 and, therefore, the last day of the fiscal year of Registrant following the fifth anniversary of the date of the first sale of its common equity securities is December 31, 2017;

—	Registrant has not, during the previous 3-year period, issued more than $1.0- billion in non-convertible debt; and

—	Registrant is not currently deemed to be a “large accelerated filer.”

Section 103 of the JOBS Act provides that an “emerging growth company” is not required to comply with the requirements of Sarbanes-Oxley Section 404(b) which requires auditor

Mr. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

September 24, 2014

attestations of internal control over financial reporting. Accordingly, as an “emerging growth company,” Registrant is exempt from this requirement.

Signatures

34.

We note that each of Karen A. Schoenbaum and Robert J. Dennen has signed for the registrant but has not signed in their capacities as principal financial officer and principal accounting officer, respectively, on behalf of the registrant. Please file all future reports in accordance with General Instruction D of Form 10-K.

RESPONSE: Registrant acknowledges the requirement of General Instruction D to Form 10-K and commits that future reports will be filed in accordance with such requirements.

We trust the foregoing has been responsive to the Staff’s comments; however, should the Staff have any further comments or questions we are prepared to respond promptly.

Sincerely,

/s/Arthur A. Coren

Arthur A. Coren
Professional Corporation